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Exhibit 12.1

         GENCORP
RATIO OF EARNINGS TO FIXED CHARGES

									Pro Forma reflecting this offering and the Acquisition of the ARC Propulsion Business Nine months ended August 31, 2003
						Nine months ended August 31,
	Year ended November 30,							Pro Forma reflecting this offering and the Acquisition of the ARC Propulsion Business Year ended November 30, 2002
	1998	1999	2000	2001	2002	2002	2003
Income from continuing operations before income taxes	60	74	87	187	42	27	13	43	17
Earnings of non-consolidated subsidiaries
Minority Interest	—	—	(3)	(4)	1	0	1	1	1
Fixed charges	8	7	20	39	23	16	23	43	32

Earnings available for fixed charges	68	81	104	222	66	43	37	87	50
Fixed Charges
Amortization of debt issuance costs	—	—	—	3	4	3	4	5	4
Interest Expense	6	6	18	33	16	11	17	35	25
Portion of Rent Expense representing Interest	2	1	2	3	3	2	2	3	3

Total Fixed Charges	8	7	20	39	23	16	23	43	32

Ratio of Earnings to Fixed Charges	8.5	11.6	5.2	5.7	2.9	2.7	1.6	2.0	1.6

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  Exhibit 12.1